UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL
OMB Number: 3235-0167
Expires: July 31, 2024
Estimated average burden hours per response ... 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-50469

GreenShift Corporation

(Exact name of registrant as specified in its charter)

1800 NW 135th Street

Oklahoma City, Oklahoma 73131

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6 Rule 15d-22(b)	[X] [ ] [ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certification or notice date: One hundred and thirty six (136).

Pursuant to the requirements of the Securities Exchange Act of 1934, GreenShift Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 13, 2021	By: /s/ Kevin Kreisler
Kevin Kreisler CEO

1